Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: September 17, 2021

The following is a transcript of the joint investor conference call of Canadian Pacific Railway Limited and Kansas City Southern held on September 16, 2021.

16-Sep-2021

Canadian Pacific Railway Ltd. (CP)

Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

CORPORATE PARTICIPANTS

Chris de Bruyn	Nadeem S. Velani
Managing Director-Investor Relations & Treasury, Canadian Pacific Railway Ltd.	Chief Financial Officer & Executive Vice President, Canadian Pacific Railway Ltd.

Keith Edward Creel	John Brooks
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.	Chief Marketing Officer & Executive Vice President, Canadian Pacific Railway Ltd.

Patrick J. Ottensmeyer
President, Chief Executive Officer & Director, Kansas City Southern

OTHER PARTICIPANTS

Chris Wetherbee	Justin Long
Analyst, Citigroup Global Markets, Inc.	Analyst, Stephens, Inc.

Thomas Wadewitz	Brandon R. Oglenski
Analyst, UBS Securities LLC	Analyst, Barclays Capital, Inc.

Walter Spracklin	Steve Hansen
Analyst, RBC Capital Markets	Analyst, Raymond James Ltd.

Amit Mehrotra
Analyst, Deutsche Bank Securities, Inc.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Britney, and I will be your conference operator today. At this time, I would like to welcome everyone to the Canadian Pacific and Kansas City Southern’s Joint Conference Call. The slides accompanying today’s call are available at www.investor.cpr.ca and investors.kcsouthern.com. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions]

I would now like to turn the call over to Chris de Bruyn, Managing Director, Investor Relations and Treasury to begin the call.

Chris de Bruyn

Managing Director-Investor Relations & Treasury, Canadian Pacific Railway Ltd.

Thank you, Britney. Good morning and thank you for joining us today to discuss yesterday’s merger announcement. With me here today are Keith Creel, President and Chief Executive Officer of Canadian Pacific; Pat Ottensmeyer, President and Chief Executive Officer of Kansas City Southern; Nadeem Velani, Executive Vice President and Chief Financial Officer of Canadian Pacific; Mike Upchurch, Executive Vice President and Chief Financial Officer of Kansas City Southern; John Brooks, Executive Vice President and Chief Marketing Officer of Canadian Pacific; and David Meyer, Regulatory Counsel.

This presentation includes forward-looking statements and non-GAAP measures as outlined on slide 2. The formal remarks will be followed by Q&A. In the interest of time, we’d appreciate if you limit your questions to one.

It is now my pleasure to introduce Mr. Keith Creel.

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Okay. Thanks, Chris. Good morning. Let me start by saying it’s an honor to be here today in Kansas City with Pat and the team. I think it’s only appropriate that we start our first day of our future together as the CPKC family together. So we flew down last night to join the team. I couldn’t tell you properly capture how excited we are about this powerful combination that we’re going to get to speak more to today.

So on behalf of the Canadian Pacific and the Kansas City Southern boards, we’re excited to combine to create the first US-Mexico-Canada rail network. The rationale for this transaction was compelling in March when we first announced it and what we knew to be true then even more so now, so it’s even more compelling today. We’ve got an opportunity to bring two iconic companies together, which both have an unparalleled track record in service, safety and efficiency.

The combined company will remain the smallest of the US Class 1 roads, while injecting competition into the North American transportation landscape. We continue to see challenges, undeniable that the pandemic [ph] is wrought (00:02:48) on our supply chains of this combination, makes even more sense today. It creates stability and opportunity for our customers, the North American transportation network.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

Patrick J. Ottensmeyer

President, Chief Executive Officer & Director, Kansas City Southern

Okay. Good morning, everybody. This is Pat Ottensmeyer. Thanks, Keith, for your opening comments there and thank you for coming to Kansas City for this historic day and announcement of a historic transformative transaction. Speaking from the Kansas City Southern side, we’re very excited about the merger between these two terrific historic and iconic franchises.

Kansas City Southern and Canadian Pacific have been the two fastest growing railroads in the industry for the recent past. And as Keith has mentioned, this merger, this combination is driven by growth, driven by opportunity for North America. This is one of a kind North American rail franchise it is going to create. Not only will we participate in the growth that USMCA and other factors are creating for a resurgence of manufacturing in North America, we believe that this combination, the creation of this North American network will help drive that growth and attract manufacturing and investment back to all three countries in North America.

As we’ll talk further, this creates truck competitive options, single-line service options to leverage this network and provides significant environmental advantages, reduced carbon emissions by converting truck traffic to the railroad. We’ll both achieve diversification in our service offering for both companies versus what we have today and access new markets, new growth opportunities in the future.

From a Kansas City Southern side of the equation, we think this benefits our employees by enabling us to become part of a larger and growing truly North American continental enterprise. I think it’s particularly significant that Keith and his management team chose to come to Kansas City for the announcement. And sessions that we’re having here today clearly validates and reinforces his commitment to Kansas City and the employees of Kansas City Southern.

We will have the opportunity to create unparalleled service offerings for the US, for Mexico and Canada and all points in between. Terrific footprint, port access, access to some of if not most of the major growing industrial markets across North America. We’ve previously talked through the synergy opportunities, but it bears repeating that this transaction is built on growth and creating new outlets for customers expanding environmental benefits of rail and creating new competitive options for single-line rail service that doesn’t exist today.

That single-line service, you’ll hear us talk a lot about that, that is significant and that it avoids interchanges, avoids those opportunities that generally add cost and add time, create more truck like service offerings particularly in the intermodal space. We know that the market [ph] this is, combined network connect, (00:06:50) are very large and growing freight markets dominated by truck, and the creation of new single-line service is going to be very attractive to our customers. And the benefits of rail from a standpoint of climate and safety and other public benefits are pretty well understood and pretty powerful.

So with that, I will turn the presentation back to Keith.

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Okay. Thanks, Pat. A couple of fine points on the transaction itself which both KCS and the CP boards unanimously support. The transaction values the KCS at $300 per share, it’s a 34% premium to the KCS’ unaffected price. KCS shareholders will receive 2.884 Canadian Pacific shares and $90 in cash for each common share resulting and the KCS shareholders owning 28% of the combined company. CP will raise $8.5 billion in debt to finance the cash portion of the acquisition. The KCS shareholders will receive cash consideration and shares upon closing in trust which could be as early as Q4 of 2021.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

Let me ask Nadeem now to talk about some of the compelling value creation of the transaction.

Nadeem S. Velani

Chief Financial Officer & Executive Vice President, Canadian Pacific Railway Ltd.

Thanks, Keith. We’re extremely confident that the CPKC combination creates significant operating and financial efficiencies [indiscernible] (00:08:19) strong earnings growth upon deal approval and significant cash flow generation. Following final approval of the deal expected in the second half of 2022, the combined entity will be able to utilize best practices across our company for increased operating efficiency. As a result, we expect expense synergies of $180 million through a combination of improved fuel efficiency, lower G&A, equipment rents as well as facilities, IT spend and licensing.

We’ve been overwhelmed by the positive response from customers. This proposal gave us the confidence to increase our revenue synergy estimates. John will get into a little bit more detail shortly. But when fully realized after a three-year period, we expect annual $800 million of EBITDA growth through the incremental revenues of just over $1 billion which will be achieved through the combination. Combined with $180 million of expense synergies, we expect to generate $1 billion in EBITDA phased in over three years.

Ultimately, you should expect the CPKC franchise to deliver what investors [indiscernible] (00:09:30) expect from us; industry-leading margins, high single digit CAGR of revenue growth, and a return on invested capital in excess of 16%.

So with that, let me just pass it over to John.

John Brooks

Chief Marketing Officer & Executive Vice President, Canadian Pacific Railway Ltd.

All right. Thanks, Nadeem. As Pat and Keith have already said, this is a combination built on growth and we have a high confidence in our ability to exceed the $1 billion in synergies. I can tell you, we’ve pressure tested these synergies where I have most of my career, but in particular over the last year or so, and the customer response is overwhelmingly positive. CPKC truly unlocks new capacity for the industry and builds supply chain resiliency in a time we all know we need it more than ever.

No customers will be left behind. There are winners and losers. We will provide new markets, new routes, new alternatives to reach consumers across North America. We see growth opportunities equally across all lines of businesses and customers big and small. I look at our ag book business and this becomes a real game changer. This deal links our origin and production risk franchise to new export and domestic consumption markets we simply can’t get to today.

On the intermodal front, this gives us access from Mexico through Texas and into US Midwest and Canada, and will create new competition and powerful opportunities for customers to take trucks off the road. On the automotive front, manufacturers in Mexico will gain single-line access in the market such as Minneapolis, Chicago, Detroit, and of course into Canada.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

And finally, I’m particularly excited about the ability to continue to extend our reach to our short-line and regional partners, as they will continue to be a critical part of our growth engine. And our combined transload network provides new options for non-rail sort of customers to convert truck to rail. We are and will continue to be keenly focused on our CP and KCS customers through this journey.

With that, I’ll pass it back over to Keith.

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Right. Thanks, John. A couple of comments on the transaction timing. As we all know, the STB approved CPKC voting trust back in May of this year. We were extremely intentional to not change any important facts in our renewed merger agreement which we have submitted along with amended notice of intent to the STB yesterday obviously for their review. With that said, we see a clear path to completion with the previous voting trust approved, the gating [ph] times (00:12:24) will be the shareholder votes and approvals in Mexico.

On the shareholder vote aspect, we expect votes in December of this year. On the Mexican approval process, we expect that to take two to four months. With that said, we expect to close in trust Q1 2022 which would enable KCS shareholders receive their consideration to the full, with an objective and a drive still if we can get the Mexican approvals to close in the fourth quarter of this year.

So, let me wrap it up. I think we’ll open it up for questions. Undeniably, we’ve demonstrated our commitment to this transaction for the last five months. I’ll tell you, it’s been a journey. It’s been one worth traveling. We’re ready to get to work, close this into trust, securing ultimate STB approval and integrating these two iconic companies into something neither could achieve alone. We’re excited, we’re energized. We’re ready for the future, ready to go to work for the shareholder, for the customers, for our employees, our CPKC family and for the communities that we serve.

With that said, we’ll open it up to questions.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] And we’ll take our first question from Chris Wetherbee with Citigroup.

Chris Wetherbee	Q
Analyst, Citigroup Global Markets, Inc.

Hey, thanks. Good morning, guys and congratulations everybody on getting the deal accomplished.

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Thanks, Chris.

Patrick J. Ottensmeyer	A
President, Chief Executive Officer & Director, Kansas City Southern

Thank you.

Chris Wetherbee	Q
Analyst, Citigroup Global Markets, Inc.

Maybe sort of a big picture question here for Keith. When you think about the revenue synergy opportunities, the cost synergy opportunities and just sort of continued improvement on both of these networks over the course of a multi-year period post transaction closing, it looks like you could sort of be well on your way towards a 50-ish type of [ph] alarm (00:14:22) potentially even better depending on what type of sort of inputs you want to put into models.

So, in the context of what we’re seeing with sort of freight disruption, maybe a little bit more sort of cautionary commentary from the STB over the course of the last couple of weeks, you see that as something that is a potential negative or potential gating factor to kind of getting improvement. Do you think you can kind of live up to the full potential as business and still sort of balancing the dynamics of service as well as some of the regulatory concerns?

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Yeah. Chris, I do believe. I think it’s all about balance. I’ve said this before and I’ll restate this today. We’re not seized with operating ratio. Operating ratio in and of itself is actually an outcome. It’s the way we run the business. When you run the business the correct way, you run it controlling your costs, not slashing and burning, reinvesting into your network so that you can become more efficient, you can become safe or you can provide more reliable truck like service to your customers who own most of those assets.

There’s something in it for them other than just the service. There’s a cost benefit of that as well. So, we call that the total value of the transportation that we sell. That’s what we bring to the table. So again, it’s a balance and it’s a fulsome full circle model. It’s not about just cutting costs, it’s not about being seized with operating ratio. It’s about driving earnings growth. The operating ratio was an outcome. The operating income obviously is an outcome.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

So what we intend to do, we’re not going to focus on operating ratio; we’re going to focus on the right investment so that we can unlock the right capacity, so that we can compete for new business, so that we can grow and add jobs, so that we can be more for our customers, so that they can win in marketplaces that perhaps they don’t serve today. And we can bring some supply chain stability to North America connecting three countries that allows and provides the backbone and the platform for all those companies that are sitting there today pulling their hair out because their supply chains are upside down, pulling their hair up because their cost and their inflation is going up because they have put so much risk into supply chains that are offshore.

So if they onshore, if you provide that backbone, we believe that that provides the stability and the faith and the confidence and the trust for those companies to spend their capital dollars investing on our railroad so that we can connect them to the rail markets or connect their supplies to their manufacturing facilities. So, it truly is a holistic approach. It’s not a severely focused approach. And it just happens to be that when you do it that way, operating ratio was a positive outcome. It’s just a measure of how efficiently you run your business. It doesn’t mean it’s a license to run your business in the ground. It doesn’t mean it’s a license to abuse employees or to cut jobs just to satisfy Wall Street.

I think if you run the business the right way, as a default you’re going to satisfy Wall Street. While you make your customers happy, while you make your employees happy, and while you serve the communities and ultimately serve the public interest and the backbone and the strength that this US rail network, which is what the regulators mandate is most concerned with. And we can do that in today’s world and take thousands of trucks off the road and have such a positive impact to our ESG goals and objectives into the environment that we all depend upon in years of global warming and focus that’s on that. I think, again, all those attributes this combination uniquely unlocks allows all that to happen.

So again, I’m always going to respect the regulator, I’m not going to speak for the regulator. I know that they have plenary authority and I know that they will use it if it’s necessary. My objective and intent in this company is, it’s never going to be made necessary for the regulator to step in. We’re going to complement what their mandate is, not conflict with it.

Chris Wetherbee	Q
Analyst, Citigroup Global Markets, Inc.

Got it. That’s very helpful. Appreciate the time. Thank you.

Operator: And we’ll take our next question from Tom Wadewitz with UBS.

Thomas Wadewitz	Q
Analyst, UBS Securities LLC

Yeah. Good morning and congratulations also on the deal and persisting through this exciting process. I’m sure you can think of other words as well. But yeah, congratulations. Wanted to get your thoughts on how the regulatory process – it looks like a – I think it seems pretty fair to say it’s a pro-competitive deal and yet you would imagine other railroads and customers might ask for something through the approval process.

So I’m just wondering if you could offer some thoughts on what might be risks related to approval. What potentially could constrain you in the upside potential that John referred to with respect to gateways and how those work? Thank you.

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Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Okay. Tom, that’s a great question. And let me start with this obvious statement. We realized that customers going to have their ask and their concerns. We understand that our railroad partners and competitors are going to have their list of asking concerns, but the risk comes in only yes. We don’t act in a responsible way and we’re not men and women of our word. We’ve said that we’re going to keep interchanges open. We’ve said that physically, commercially we’re going to work closely with our interchange partners. We’re not going to price them out of lanes. We’re not going to behave in a predatory manner that creates that kind of risk.

So with that said, now I’ll go back to the facts. This is uniquely different than any other transaction. This is an Indian combination, there’s no debits and credits here. There’s not one customer, zero. Again, I’ve said this, the truth matters. It’s a powerful number. It’s hand in glove. We connect in Kansas City, where [indiscernible] (00:20:07) this morning at our yard that we’ve operated for over 80 years to get. What’s going to change tomorrow is, we’re going operate it better together because we’re going to be one company.

So at the end of the day, we’re not going to create [ph] bad facts (00:20:22) uniquely, some of the previous mergers, some of those concessions have dealt with overlap. They dealt with competitive concerns. They dealt perhaps with predatory behaviors and/or service disruptions and/or all those kind of issues and noise that historically have not voted well. And understandably, the customer, they’ve got some scars. So we’re not going to minimize that. We’re going to be transparent. We’re going to work closely with him.

But at the end of the day, this transaction and these two companies and our track record do not represent the same set of facts nor the risk that those previous transactions have entailed. So we’re optimistic that when we sit down with our customers, we listen to their concerns, they’re going to understand that. And we’re going to take that same approach with our interchange customers. I’m not here to go to war with UP or BNSF or CN or CSX or NS. We’re going to compete fiercely where we compete; we’re going to partner closely where we partner in our interline moves; and we’re going to provide great transportation for our customers in a very unique way that we think is going to attract investment to this network and it’s going to enable success for the US rail system overall.

John Brooks	A
Chief Marketing Officer & Executive Vice President, Canadian Pacific Railway Ltd.

Tom, this is John. It’s about growth as we’ve talked about; and frankly, the ability for us to work with our interchange partners to grow the pie, while at the same time our existing and new customers to create infrastructure, to move more grain out of the Midwest into Mexico, to grow our overall share, and growing that pie, is the objective. And I think, as Keith specifically said, as long as we listen to our customers we create the forum and avenue that allow them to help shape what our products look like and what the service they require to enable this growth. I think we’re just going to be just fine in this front.

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Tom, I’ll make one more comment to add a bit of color to what John said. If nothing else, you said this at the beginning. This has been a journey. It’s been a battle. It’s been one worth [ph] fight (00:22:33). But it’s also been one that’s very eye opening and educational and has allowed us to get closer to our customer than we were before the start. So we partner with our customers. We had a tremendous amount of support, enthusiasm for this deal when we originally announced it for all those reasons.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

And then of course, when KCS [ph] shifted track (00:22:52) for a short period of time, we also got to experience our customers that were disappointed because of the opportunities in the markets and all those things that this combination uniquely bought to them that they felt was slipping away. So we’ve understood better than we ever have the things we’re excited about, the things we’re concerned about, which allows us to do better business with those customers to get to a solution sooner rather than later. And we fully anticipate, with reasonable minds and open minds and reasonable approaches, we’ll be able to get to agreements with all those constituents.

And at the end of the day, the STB when it comes to having to impose concessions because agreements can’t be made, it’d be because it’s something that’s completely unreasonable and unrealistic – unrealistic only; it’s not because this team is being unreasonable and unrealistic. And I think at the end of the day, the STB will be able to see that. We’re going to do our best to make sure they understand that. And at the end of the day, I’ll stand by those facts and will accept the decisions that they may or may not make.

Thomas Wadewitz	Q
Analyst, UBS Securities LLC

Great. Thank you very much.

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Thanks, Tom.

Operator: Your next question comes from Walter Spracklin with RBC Capital Markets.

Walter Spracklin	Q
Analyst, RBC Capital Markets

Thanks so much, operator. Good morning, everyone, and congrats on the deal here.

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Thanks, Walt.

Walter Spracklin	Q
Analyst, RBC Capital Markets

So I want to go back to the growth opportunity that Keith, you and John talked about that $820 million, and a lot of the imbalance I get is what the upside is there and can you achieve even more than the $820 million. And so my question to you is that, when you look at your end market and if you do overshoot and you do better than $820 million, perhaps this is best for John. John, what areas are you most excited about? What area do you see as having the most potential for exceeding the projections that you have built into the $820 million right now?

John Brooks	A
Chief Marketing Officer & Executive Vice President, Canadian Pacific Railway Ltd.

Yeah. I guess, first of all Walter, I fully expect to exceed. The great thing about what we’ve been able to do, I’d say, over the last year in my experience with Pat and his team over the years is what we’ve identified as tangible opportunities are real concrete. We’ve got a list that’s been built that we’ll just be chomping at the bit to get after. But until you can fully look under the hood and get into the details, until you begin to overlay, perfect examples if you think about our domestic intermodal product across Canada, until we instill the discipline and not only on the operating side of the business, but the ability to go sell that product in the marketplace, then you start reaping the benefits of what that generates.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

Then, I fully expect intermodal being an area that I know we’ve continued to be conservative. This is as much about creating that product, creating that momentum and then overlaying and selling to the customers I think pay a – just thinking about the ability to replicate what we’ve been able to develop with Maersk out of Port of Vancouver across this expanded network becomes excited. We are going to compete vigorously in this automotive industry, and I think we’ve been again frankly conservative in that space.

And once the products in place overlaid with our best-in-class service and best-in-class damage prevention, I think there’s a tremendous amount of opportunity there. And Walter, you know my background and being in the ag space. We’ve got a lot of synergies built in that area. But I’m also completely convinced that once we get into that business and start to develop our 8,500 foot bulk product on to the KCS and lengthen those trains and accelerate those train cycles, I have no doubt there’s opportunity to grow share in that space also.

Walter Spracklin	Q
Analyst, RBC Capital Markets

Sounds good. [ph] Excellent opportunity. (00:27:06) Appreciate the time, everyone.

Patrick J. Ottensmeyer	A
President, Chief Executive Officer & Director, Kansas City Southern

I might just add that we’ve seen – again, this is Pat. We’ve seen pretty good growth as you all know in our cross-border intermodal. We know that market is huge. It is a very large truck market. The market and the customers will embrace the additional capacity; the addition of a truly single-line service from Central Mexico all the way up into the Great Lakes and into Canada.

So it’s just a matter of time to show and to prove that we can deliver the consistent, reliable, resilient service that intermodal shippers and premium automotive expect and demand. And once we do that, there – we know the market is there. So, I agree with John. I think it’s a matter of time that revenue synergy number will be exceeded. It’s just a matter of how quickly.

Walter Spracklin	Q
Analyst, RBC Capital Markets

Great color, Pat. Thanks.

Operator: Your next question comes from Scott Group with Wolfe Research.	Q

Good morning. This is [indiscernible] (00:28:29) for Scott Group. Can you please discuss cost synergy opportunities here? It looks like you’ve raised obviously the revenue synergy guidance since [indiscernible] (00:28:38) but left the cost synergies unchanged. Is there any potential upside here? Thank you.

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

Well, listen, I’ve been doing this long enough to know you don’t know what you don’t know and we become better railroaders every day. We’re partnering with a very operating-focused team at KCS, a tremendous amount of talent here. We obviously have quite a bit of experience at implementing the PSR operating model. And again, as a result of that efficiencies are derived because you’re turning assets efficiently. You’re operating the business, controlling your cost with the lack of a better term, that’s probably the best way to say it.

So when it comes to synergies, they’re there, natural outcomes to a point. But we’re not focused on synergies. This is not a synergy-driven transaction; it’s a growth-driven transaction. So the synergies are modest. Obviously, we’re not targeting any job cuts, we’re not targeting shutting down yards. We have none of those thoughts in our heads. What we see is an immediate opportunity in that space. There’s some G&A expense, obviously. We’ve got duplicate IT groups, we’ve got a headquarters building here in Kansas City which we’re very, very happy that KCS owns.

Contrary to CP, we’re in Downtown, Minneapolis where our operation center is located and John’s office is and our IT folks are. We leased that space. We were actually facing a decision in 2025 and that lease runs out to build our own facility on our own property in Saint Paul. And now, we don’t have to do that again. So there’s going to be some shift, some pluses and minuses there. But at the end of the day, when you’re focused on growth and the revenue that’s going to come, the people that want to work are going to have an opportunity to work. Minneapolis, Saint Paul is a major work location for the CP network. It’s the only [ph] hub (00:30:26) we have in our system. It’s going to become more important to this combined network, not less important.

So again, we’re going to get more efficient with locomotives. We’re going to get more efficient with fuel. We’re going to have some G&A. Those are modest numbers. They were, I think, 180s. What we targeted in our initial synergy, that’s what we’ve left it out. And again, it’s like anything else. If we’re doing our jobs and becoming better railroaders every day, you can expect this team to exceed the synergies that we placed in there. But again, it’s not our focus. It should be a natural outcome. But it pales in comparison to the growth opportunity, the synergies from the revenue.

Q
Thank you.

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Thank you.

Operator: Your next question comes from Amit Mehrotra with Deutsche Bank. Your line is open.

Amit Mehrotra	Q
Analyst, Deutsche Bank Securities, Inc.

Thanks, operator. Hi, everybody. Good morning. Keith, I wanted to ask if you can just expand on your comments around the opportunities to develop the Mexican ports or the US West Coast alternative. I think people would agree that Lázaro is an attractive port, but there’s probably greater potential there to invest in and develop. And I wanted to understand kind of how you’re thinking about that opportunity.

And then just related to that, this $820 million of incremental revenue, can you just talk about the mixed characteristics of that revenue either from a length of haul or balance of the network or revenue per unit? [ph] Can you just be (00:32:01) helpful to understand kind of what this incremental revenue allows you to do from a mix and fluidity perspective really from balancing out the network more than it already is? Thank you.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Okay. Thank you. I’m going to let John cover the second part and I’m going to briefly comment about the Port of Lázaro, then get Pat to add some color here. So the way I see this in simple terms, it’s a three-pronged approach. You’ve got Vancouver in the West, you’ve got Port of Saint John in the East, you’ve got Lázaro in the Southern most tip. We all understand the problematic challenges, the supply chain challenges, the capacity challenges that the western ports on the US [ph] soil (00:32:47) have experienced. They have historically they continue to experience that.

So we believe that if we can provide an efficient, reliable alternative that we can create [ph] the density (00:33:00) with this three coast network opportunities this creates to attract additional business and discharge at the Port of Lázaro. So that’s the basic fundamental principle. Pat’s got a bit of the history and the color here. But connecting the Canadian markets to the Mexican markets and this all being part of that sort of that mousetrap, for the lack of a better term, I think is essential.

Patrick J. Ottensmeyer	A
President, Chief Executive Officer & Director, Kansas City Southern

Yeah. I would add that, if you look at Lázaro, do a Google Earth shot at all of the ports up and down the West Coast of North America and you will see that Lázaro looked very different. First of all, there’s just a tremendous amount of space. The port authority over the years has invested a significant amount of money in rail infrastructure to connect the port complex, the two terminals that are there, intermodal terminals that today I think have in excess of 2 million TEUs and the capability to grow to probably double that.

One little fun fact that obviously we know is that the rail miles between Lázaro and Houston, actually 300 miles shorter than LA to Houston, but of course the big story is the congestion at the port in LA versus Lázaro. So we know and we still believe that there is a – long term, it is going to be interest. And when you have a rail network that can connect all three major ports in North America, East Coast and West Coast, offer our global ocean shipping customers some options for asset and vessel utilization that may not exist anywhere else. That’s going to be a pretty attractive and I think a pretty compelling value proposition for them.

And as the situation on the West Coast just gets tighter and tighter, the capacity is going to be very valuable. So, I think there’s just no doubt. Lázaro’s sweet spot as kind of a standalone port irrespective of the connection to the rest of North America that this network is going to have, is really Texas, the Gulf Coast, the Southeast. And as you all know, those are big markets. So, there’s no question with the right approach, the right service levels, consistency service. There’s just a tremendous amount of growth potential at Lázaro.

John Brooks	A
Chief Marketing Officer & Executive Vice President, Canadian Pacific Railway Ltd.

Maybe just a comment around, I’m going to call it, a mix question. If you think about the $1 billion in synergies, I break it down simply as maybe a third, a third, a third. So a third, we’ll call, premium intermodal automotive business; a third, the ECP, the merchandise, more single car load manifest type opportunity; and then the remaining third being our bulk fertilizer and ag and those types of commodities as you think about the synergies.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

I can tell you though something that particularly excites me as I look at – as you combine the companies, the mix of the overall amount of traffic really diversifies certainly the CP franchise. We’ve – in heavy intermodal and bulk and not traditionally strong in our, what I’ll call, single boxcar manifest type merchandise traffic. And if you look at the combined franchise and that’s about 45% to 50% of the franchise is made up in that space.

And it excites me because that’s old school, that’s blocking and tackling and rolling up sleeves and working with single manifest customers to convert more to rail and turn their assets faster and create value in those ways through our daily service. So, that’s what the mix will look like and that’s – I think you can think about those synergies as kind of a third, a third, a third as I stated.

Amit Mehrotra	Q
Analyst, Deutsche Bank Securities, Inc.

Okay. Thank you very much. Appreciate it.

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Thank you.

Operator: We will take our next question from Justin Long with Stephens.

Justin Long	Q
Analyst, Stephens, Inc.

Thanks and congratulations. I wanted to ask a question about the Mexican approval process. So, is your intention to get Mexican regulatory approval prior to the shareholder vote? And as we think about the Mexican regulatory review process, I just wanted to get your sense for the visibility around that two- to four-month timeline that Keith I believe you mentioned and your sense of a successful outcome here. I don’t know how much you’ve been able to diligence that process, but would love to just get a little bit more color?

Patrick J. Ottensmeyer	A
President, Chief Executive Officer & Director, Kansas City Southern

I’ll take the second part of that, Justin. This is Pat. We’ve learned a lot in the last few months about the Mexican approval process just by the nature of the questions that they have asked. We are hopeful that the Mexican COFECE, the antitrust agency, has kind of gotten warmed up on how to look at a merger like this. I was in Mexico City the last two days, I came back last night, meeting with a number of our important contacts in the federal government. And I will say, I think there’s a lot of excitement and positive feeling about this combination from the Mexican side of the equation.

They see this as a real benefit for Mexican companies, Mexican manufacturers. Attractive characteristics to attract new investment in Mexico because of the way this will connect to the rest of North America. But those are all other government officials, high-level cabinet level ministers in Mexico and not the COFECE. So again, we think we’ve learned a lot about what COFECE’s interests are, there’s no question that there’s no direct competitive issues here. As you all know, I mean Kansas City is the only point where KCS and CP [indiscernible] (00:39:56). So, there’s no direct competitive issues.

What we’ve learned by some of the questions that COFECE has asked, they’re interested in sort of the possibility that there is a web of ownership or other interests that could be harmful or detrimental to competition in Mexico.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

There are none here to be concerned about. The other factor that we will have to deal with is, as a result of some of the austerity measures, their President, López Obrador, has continued to pursue in the federal bureaucracy.

The COFECE is understaffed and we expect that that’s going to be a bit of a speed bump here in terms of getting this through, but that certainly doesn’t foretell of any issues. But we will be as actively engaged as we possibly can to move this process along quickly. And again, I think hopefully the work that COFECE has put in the past three or four months will be helpful and useful to just put them in the right frame of mind to pick up with the new application and move it through as quickly as possible.

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

And then finally on the transaction processes themselves, obviously on the regulatory side as I mentioned, we filed our amended notice or a merger application yesterday with the STB. As we’ve been very public about, we never stopped working on our merger application. We had anticipated and hoped we come to this date today. So with that belief, we maintained a parallel process. So we’re in a very good place. We’re going to [indiscernible] (00:41:47) KCS team and I’ve actually already started that work yesterday.

To complete that merger application, we intend to submit it mid-ish next month in October. And then to the shareholder side, obviously we have to make our SEC filings. We have to make our proxy filings. Those will be completed and brings us to a place we believe we’ll be able to have a shareholder vote early- to mid-December at the latest, assuming all those processes go as we expect them to. So the vote will happen before the COFECE most likely gets the approval.

And then finally, once COFECE comes through then we’ll close into trust and the company will be run in trust. We’re asking for a 10-month timeline from the STB to review the merger application. Obviously, the STB can take the time they deem necessary. We know it’s going to be a robust review. We anticipate that we’re going to work in support of that. But we hope that and believe that it can be concluded in that timeframe in a reasonable fashion and bringing us to a pro forma company, October-November of 2022. That’s what best case looks like and that’s what we’re going to work our tails off to be able to achieve.

Justin Long	Q
Analyst, Stephens, Inc.

Very helpful. Thanks, Keith. Thanks, Pat.

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Thank you.

Patrick J. Ottensmeyer	A
President, Chief Executive Officer & Director, Kansas City Southern

Thank you.

Operator: Your next question comes from Brandon Oglenski with Barclays.

Brandon R. Oglenski	Q
Analyst, Barclays Capital, Inc.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

Hey. Good morning, everyone, and thanks for taking my question. Keith or Pat, I guess, we’ve seen challenges with network integrations across lots of transport modes including rails if we go back in time. I guess, what have you guys learned from those past issues? And what mitigants do you have from a people perspective, a culture perspective, and then more from physical network integration and systems integration as you look forward?

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

I’ll start with the last two. Those are critical. Those are essential. And if you really get into the history of what’s happened and understand where things went, I guess, wrong in a bad way. It’s about those systems and it’s about not doing your homework and not being methodical and ensuring that all those back shop systems that all of our business is based on are functioning and communicating. So that work, in all honesty and transparency, it also began back in March.

So James, who’s with me here today, he leads the team, he’s working with his counterpart at the KCS. So it’s not that they’re starting from zero. They already have a very robust plan. James and Mike actually put it together back in March; comparing all of our systems, identifying the disconnect, identifying the go-forward platform. So, that work has already began. It’s something that again they’ll be very intentional into and we’re going to have some time to make sure we get it right. And we’re not going to flip the switch, for the lack of a better term, until we’re confident that that’s going to work seamlessly for the business and for our customers so that we don’t recreate.

And we’ve got a bit of experience in this too. Not the same scale, but certainly the same methodical disciplined process. We’ve recently integrated the CMP railroad. We went through that process back in 2019, 2020 and it was seamless. So at the end of the day, we’ve got the experience. We know what needs to be done and we’re going to get it – getting it done and we’re going to do it the right way. So the customers don’t have to expect nor should they have to tolerate that kind of avoidable disruption.

Brandon R. Oglenski	Q
Analyst, Barclays Capital, Inc.

And Keith, maybe from the culture side, the people side?

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Yeah. The culture side, the people side, listen, we’re starting again from a place of strength. We’ve got two like-minded companies. Obviously, there’ll be nuances. I can tell you myself. Culture is the key. It’s the foundation. We’re going to come at this from a sense of identifying best practices. There are some things that the KCS team do and do well to do better than us and we’re going to learn from them and vice versa. We’re going to get boots on the ground. We’re going to get out on the property.

Myself and Pat, during this time of STB review, we’re going to spend a lot of time doing the integration planning. We’re going to spend a lot of time interacting with the employees. This represents significant change for the KCS employees. I recognize that and with change come stress and comes anxiety, but this is a good story. We’re going to get out and tell it. We’ve got a very specific leadership model that we’ve implemented and integrated in CP that I’ve been very hands on developing. To me it’s what legacy is all about. It’s based on leadership and leaving it better. And we’re going to work with our partners on the KCS and deploy that during this interim period.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

We haven’t put the plan together, but Mark is working on it. He’s going to work closely with John Orr in integrating and rolling out that leadership development training which is the foundation of how we run our business. It’s how we create constructive tension. It’s how we deliver a safe product and a consistent product and control costs and continually work to get better day in and day out. It’s a journey. It’s not a perfect railroad. CP is not, KCS is not. CPKC will not be perfect. But rest assured, when we make mistakes we’re going to strive for perfection and safety. We’re going to strive for perfection in our service, in our performance, financials for the customer.

And when you do that and you’re committed to change in growth and learning from your mistakes and working in lockstep with your entire company, it’s not just about managers. It’s most about our employees. It’s the craft. It’s the men and the women that actually move these trains. They are the experts in how to get those trains over the railroad in a safe and efficient manner. You’d be amazed at what you can learn when you listen. And I know that Pat has stepped in and embraces that as John Orr and team at KCS.

So again, it’s not going to be a shock. I think it’s going to be a complimenting, I think you’ll be surprised how quickly we can do it. And with that approach and I’ve done this a few times, to me that is the path to success. We’ll get by and we’ll get commitment. Our employees collectively together will be part of that culture change. That’s where ownership comes from and that’s where change is actually woven into the DNA of how we are as railroaders day in and day out. And I look forward to that.

I’m ready to start that immediately and I know Pat feels the same way. We’ll pick up where we left off back in May when we had our first town hall, which out of that town hall drove meaningful change already that’s standalone. And I thought about this after we sort of got – we broke up for a little while. I’m like, man, all the things we did and the yard in Kansas City [indiscernible] (00:48:16) and I’ve got – our competitor might get the benefit from that. But then I thought it’s still a joint agency, we still get our share of the benefits, but it just gave me energy for what’s out there.

And again, it’s not just on the KCS network; there are KCS officers that we’re going to integrate on the former CP network and they’re going to see things and identify opportunities that we haven’t seen the trees for the forest either. So I think that humble approach nobody’s going to have hurt feelings, we’re going to be transparent, we’re going to be humble, we’re going to work together to grow and drive change. Our objective is to be the best railroader in North America, best for our shareholders, best for our customers, best for our employees and best for the communities we operate in and through. That’s what success is about and that’s what the potential of this company identifies and offers all of us. We just have to go out and realize and that’s what we’re going to do. We’re going to get the – get to work quickly doing that.

Patrick J. Ottensmeyer	A
President, Chief Executive Officer & Director, Kansas City Southern

I might just add a couple of comments here. And I know just by virtue of working so closely with Keith over the last few months again with a brief interruption here, that Keith has a lot of respect for what we have done here at Kansas City Southern over the last few years. They clearly see this as a combination of two strong companies, not a weak sister here.

The fact that Keith originally was the one who came up with the name of the combined company and the significance of putting Kansas City in the name of the company, the significance of selecting Kansas City. If you just do a quick look at the map, your visual – your blind eye will lead you to Kansas City as really the heart, almost the geographic center of this network and the fact that Keith chose, I did not invite or suggest that he come to Kansas City.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

He chose to come to Kansas City for this session today and we have other engagements with the employees and the leadership team here today to mark this historic announcement. That all is extremely powerful to send a message that it’s going to be very sensitive to the culture and going about this is the right way, so that we truly – when we have the opportunity to combine and integrate that is going to be a company that hopefully will hit the full stride and get out of the gates very quickly in terms of execution and delivering the benefits of this combination.

Brandon R. Oglenski	Q
Analyst, Barclays Capital, Inc.

Loved the constructive tension, guys. Thanks, Pat and Keith.

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Thank you.

Patrick J. Ottensmeyer	A
President, Chief Executive Officer & Director, Kansas City Southern

Okay.

Operator: Your next question comes from Steve Hansen with Raymond James.

Steve Hansen	Q
Analyst, Raymond James Ltd.

Yeah. Good morning, guys, and congratulations again as well. Just quickly on part of the process or the planning I suppose behind the scenes. I certainly recognize and respect the importance of the independence as part of the voting trust process. I mean, what ability do you have, Keith, to start introducing any new service options or routes in advance of an approval that might start to get that process going?

You’ve already described a bunch of integration planning that will take place. But from a revenue standpoint, can you start to introduce any new routes on your side independently that might be a precursor for some of that revenues [ph] maybe (00:52:05) in the future? Thanks.

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Simply said, we can introduce anything that we normally would introduce as an interline move. So obviously, as we learn each other’s networks, I’m sure there’s going to be some interline opportunities that perhaps we didn’t know what we [ph] did (00:52:21) know. So we would expect that that could be a possibility. But again, at the end of the day, Pat will have complete autonomy and his team to do what’s in the best interest of KCS when they’re in trust.

I can’t dictate nor ask or direct and I will not. We’ll have discussions. We’ll see opportunities. And if Pat decides it’s in KCS’s best interest while in trust; and Keith decides it’s in CP’s best interest while KCS is in trust, and obviously if it’s a solution for the customer in interline opportunity we’re going to put it in place. It’s our responsibility to do that. But as far as exercising any kind of control, I cannot and I will not.

Patrick J. Ottensmeyer	A
President, Chief Executive Officer & Director, Kansas City Southern

Steve, I might add. I would tell you, we’ve had as I said overwhelming customer well support since day one. But over the last couple of days, the outreach has been – well, it’s been – made it super exciting. But with that, I’ve got two or three customers already that are looking at expanding facilities or building new facilities that would ultimately support a single-line haul to move their products as part of this combined network.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

We will fully intend to push those opportunities immediately. But as Keith described, it’s standalone deal. We’ll have to work from an interline perspective between our two companies. And if it does, we’ll be able to possibly begin moving freight interline as soon as those deals could come together. And then, if in fact they do obviously those routes or opportunities would reap the benefit as all customers would with single-line haul route in the future.

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

I’ll tell you one thing, Steve, we will do, if we get away from the commercial side, and this will be I think [ph] supported (00:54:16) to our customers and give them sort of a taste of what’s to come. I guarantee you that [ph] Mike Redd (00:54:22) and John Orr will set down in a white board operationally. What’s blocking, what operational changes can KCS due to take work out of CP’s network and what can CP do perhaps in our help in Saint Paul to help KCS to increase their fluidity, to increase or reduce [ph] better said (00:54:45) cycle times on customers’ fleets to create capacity and create more opportunity from our revenue and to create consistency in service and velocity.

So those are things as interline partners as well as a pro forma company that make this good business in. So, that does not have to wait. We already know from our trip during Kansas City, there’s some things that CP can do with our crews to help additional – create additional capacity and fluidity here in this terminal. That’s going to benefit uniquely KCS and the customers they serve while they’re in trust. So we certainly will do those things.

But again, that’s what makes sense operationally so that both of our customers collectively can get better ride, better service, better reliability, better revenue growth.

[indiscernible] (00:55:34)

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

That will happen today. In fact, Mark and I and John and Pat are going to talk about some of that stuff over here today.

Operator: And we will take our next question with a follow-up from Amit Mehrotra with Deutsche Bank.

Amit Mehrotra	Q
Analyst, Deutsche Bank Securities, Inc.

Thank you for allowing me a follow up. Keith, I wanted to ask you, come back to the OR discussion and I fully appreciate the operating ratios and output. CP has just obviously been very successful in growing the business and growing it with good cost control. And that’s obviously translated to the industry best operating ratio.

But as you guys pursue this 8%, 9%, 10% a year growth for the next three, four, five years, and you are able to generate incremental margins that are in the 70%, 80% level that you guys have been doing for the last many years, the way the math works is obviously you have an operating ratio of a sub-50 by 2025 and that’s just the way the math works in the model. And I wanted to get your perspective on, do you think there’s a ceiling on a railroads operating ratio or do you think really the growth ultimately will be a function of where that goes, given how high the incremental margins can be in the business relative to the margins are today? Just getting your perspective on that I think would be very helpful. Thank you.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Yeah. I think if you control your costs and [ph] you lay your own (00:57:06) growth to the network then obviously margins should improve. That said, again I’m not seized or focused on the operating ratio. It’s an outcome. The only way I get focused and concerned about operating ratio is if it puts me at a competitive disadvantage, if it puts my cost basis to a point where I can’t compete in a lane for my customer and make a buck doing it [ph] into our own (00:57:32) cost to capital and reinvest in the network so we can continue to provide good paying jobs and growth and all those things our customers and employees expect that I’m concerned and I believe that world. That’s why I came to CP.

We’re at a competitive disadvantage in a dramatic way to our primary competitor in Canada. We didn’t have the money, the cash flow to invest in the rail infrastructure. We took holidays on ballast. We pushed ties, we rob Peter to pay Paul, for lack of a better term, to pay the power bill. That’s not a place for a business to sustain long-term viability and success. And that’s what [indiscernible] (00:58:08) to do it. It’s a capital intensive business. It requires a lot of investment continually to run it safely and efficiently and to continue to create capacity for today’s traffic as well as tomorrow’s growth.

And that’s what PSR allows us to do. It’s about again controlling costs, turning assets, strategic investments, so that you can grow and still provide great jobs for your employees, high paying jobs for your employees. In fact, some of the highest paid jobs. If you look at what a lot of our employees make, they work their tails off, but they enjoy high standard of living. So we want to continue to do that and in fact we want to do more that. We run the business the right way. We grow, we bring this business on to this network that we’re talking about and that I believe we’ll exceed those expectations.

Yeah, we’re going to have margin improvement along the way, but again it’s an outcome. I’m not going to be concerned with it. I’m concerned about growth. I’m concerned about earnings growth as well, job growth for our employees, and allowing our customers to grow in their markets in line with our superior service. And I think if we do that, the customers are going to be happy, the employees are going to be happy, the regulators are going to be happy.

Amit Mehrotra	Q
Analyst, Deutsche Bank Securities, Inc.

Okay. Thank you.

Keith Edward Creel
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Okay. Let me wrap it up, and again let me finish where I started. We’re excited to be in Kansas City. This is a marriage that we’ve been courting KCS for a while now. We’ve had to really work hard. We’re tickled to death to be here. We’re not taking it for granted. We feel blessed to have this opportunity and we’re excited to get to work as a CPKC family to create unique, compelling value across the entire stakeholder base; for all stakeholders, not for one individual. Thanks for your time. We look forward to seeing you out on the property. We will talk soon.

Operator: This concludes today’s conference call. You may disconnect your lines.

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Canadian Pacific Railway Ltd. (CP)	16-Sep-2021
Kansas City Southern and Canadian Pacific Railway Ltd Merger Call

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FORWARD-LOOKING STATEMENTS AND INFORMATION

This transcript includes certain forward looking statements and forward looking information (collectively, FLI) to provide CP and KCS shareholders and potential investors with information about CP, KCS and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of CP, KCS and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; changes in business strategy and strategic opportunities; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; North American and global economic growth; industry capacity; shifts in market demand; changes in commodity prices and commodity demand; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; sufficiency of budgeted capital expenditures in carrying out business plans; services and infrastructure; the satisfaction by third parties of their obligations; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and its variants, and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Reference should be made to “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Forward Looking Statements” in CP’s and KCS’s annual and interim reports on Form 10-K and 10-Q. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this transcript is expressly qualified in its entirety by these cautionary statements.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This transcript shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This transcript is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.